Securities and Exchange Commission
                       Washington, D.C.  20549

                             Schedule 13D
              Under the Securities Exchange Act of 1934

Caldera Corporation
(Name of Issuer)

Common Stock, $ .0025 Par Value
(Title of Class of Securities)

12877P109
(CUSIP Number of class of securities)

Richard A. Ford
10584 S. 700 E. Suite 228
Sandy, Utah 84070
(801) 694-0290
(Name, address and phone number of person authorized to receive notices and communications on behalf of person (s) filing statement)

September 30,1998
(Date of event which Requires Filing of this Statement)



                             SCHEDULE 13D

CUSIP No: 12877P109

1. Name of Reporting Person: Richard A. Ford
    I.R.S. Number: ###-##-####

2. Check appropriate box if a member of a group: (a) X   (B)__

3. S.E.C. USE ONLY

4. Source of Funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole depositive power:  -0-
       10. Shared depositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares: ____

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: IN


                             SCHEDULE 13D

CUSIP No: 12877P109

1. Name of reporting person: Development Investors
    I.R.S. Number: 133958849

2. Check appropriate box if a member of a group: (a) X   (B) __

3. SEC USE ONLY

4. Source of funds: WC

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: Michigan

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10. Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares: ____

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: CO


                             SCHEDULE 13D

CUSIP No: 12877P109

1. Name of reporting person: Carmen Williams
       I.R.S. Number: ###-##-####

2. Check the appropriate box if a member of a group: (a) X  (b) __

3. SEC USE ONLY

4. Source of funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10. Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares: ___

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: IN


                             SCHEDULE 13D

CUSIP No: 12877P109

1. Name of reporting person: Jeannie Hildebrand
    I.R.S. Number: ###-##-####
2. Check the appropriate box if a member of a group: (a) X (b) __

3. SEC USE ONLY

4. Source of Funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10.Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares: ____

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: IN


                             SCHEDULE 13D

CUSIP No. 12877P109

1. Name of reporting person: Edward Hall, Jr.
    I.R.S. Number: ###-##-####

2. Check the appropriate box if a member of a group: (a) X   (b) ___

3. SEC USE ONLY

4. Source of funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10. Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares: ____

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: IN


                            SCHEDULE 13D

CUSIP Number: 12877P109

1. Name of reporting person: Mary Ross
    I.R.S. Number: ###-##-####

2. Check the appropriate box if a member of a group: (a) X (b)__

3. SEC USE ONLY

4. Source of funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10. Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares:___

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: IN


                             SCHEDULE 13D

CUSIP NUMBER: 12877P109

1. Name or reporting person: Terra Equity
    I.R.S. Number: Foreign corporation. No tax I.D.

2. Check appropriate box if a member of a group: (a) X (b)__

3. SEC USE ONLY

4. Source of funds: WC

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: Nassau, Bahamas

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10. Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares:____

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: CO

                             SCHEDULE 13D

CUSIP Number: 12877P109

1. Name of reporting person: Lana Hall
    I.R.S. Number: ###-##-####

2. Check appropriate box if a member of a group: (a) X   (b)___

3. SEC USE ONLY

4. Source of funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):____

6. Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10. Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares:___

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: IN


                             SCHEDULE 13D

CUSIP Number: 12877P109

1. Name of reporting person: Billie Suter
    I.R.S. Number: ###-##-####

2. Check appropriate box if a member of a group: (a) X (b)__

3. SEC USE ONLY

4. Source of funds: PF

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2 (e):_____

6. Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10. Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares:____

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: IN


                             SCHEDULE 13D

CUSIP Number: 12877P109

1. Name of reporting person: Jones and Johnson
    I.R.S. Number: 841413696

2. Check appropriate box if a member of a group: (a) X (b)__

3. SEC USE ONLY

4. Source of funds: WC

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e): ____

6. Citizenship or place of organization: Nevada

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10. Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person: 67,787

12. Check box if the aggregate amount in row (11) excludes certain shares:____

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: CO

                             SCHEDULE 13D

CUSIP Number: 12877P109

1. Name of reporting person: Assett Transfer
    I.R.S. Number: 870515175

2. Check appropriate box if a member of a group: (a) X (b)__

3. SEC USE ONLY

4. Source of funds: WC

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):____

6. Citizenship or place of organization: Nevada

Number of shares beneficially owned by each reporting person with:
       7. Sole voting power: -0-
       8. Shared voting power: 67,787
       9. Sole dispositive power: -0-
       10. Shared dispositive power: 67,787

11. Aggregate amount beneficially owned by each reporting person:67,787

12. Check box if the aggregate amount in row (11) excludes certain shares:____

13. Percent of class represented by amount in row (11): 40.77%

14. Type of reporting person: CO


ITEM 1. SECURITY AND ISSUER.

       This statement on Schedule 13D relates to the common stock, par value $.0025 per share (the "Common Stock"), of Caldera
Corporation, a Florida corporation (the "Company"). The principal executive offices are located at 444 Seabreeze Blvd Suite 435, Daytona Beach, Florida 32118.

ITEM 2. IDENTITY AND BACKGROUND.

       (a) - (c), (f). This schedule 13D is filed on behalf of the following eleven individuals who are part of a group:

       (1)     Development Investors
               13605 28th St.
               Lowell, MI 49331
               Gary Harden, Director and Control Officer

        Principal Business: Financial Investment Corporation

        Place of Organization: Michigan

       (2)     Richard A. Ford
        10584 S. 700 E. Suite 228
        Sandy, Utah 84070

        Occupation: Insurance Agent

        Citizenship: United States

       (3)     Carmen Williams
        6013 Hubert-Stevens Rd.
        Gainesville, Florida 30506

        Occupation: Homemaker

        Citizenship: United States

       (4)     Jeannie Hildebrand
        3187 S. Higbee Circle
        West Valley, Utah 84119

        Occupation: Office Manager/Accountant

        Citizenship: United States

       (5)     Edward Hall Jr.
        17276 Daffin Place
        Panama City Beach, Florida

        Occupation: Contractor

        Citizenship: United States

       (6)     Mary Ross
        4868 S. Highland Circle #6
        Salt Lake City, Utah 84117

        Occupation: Editor

        Citizenship: United States

       (7)     Terra Equity
        P.O. Box SS 6827
        Bahamas Financial Center
        Nassau, Bahamas
        Martin Trembly, Director and Control Officer

        Principal Business: Financial Investment Corporation

        Place of Organization: Nassau, Bahamas

       (8)     Lana Hall
        2025 Dimple Dell Road
        Sandy, Utah 84092

        Occupation: Retired

        Citizenship: United States

       (9)     Billie Suter
        10271 S. 1300 E. Suite 124
        Sandy, Utah 84094

        Occupation: Retired

        Citizenship: United States

       (10)    Jones and Johnson
        P.O. Box 53744
        Salt Lake City, Utah 84157
        Wayne Jones, Director and Control Officer

        Principal Business: Financial Investment Corporation

        Place of Organization: Nevada

       (11)    Assett Transfer
        6526 S. State Suite 300
        Salt Lake City, Utah 84107
        Boyd Mackay, Director and Control Officer

        Principal Business: Financial Investment Corporation

        Place of Organization: Nevada

       (d) and (e). None of the reporting persons has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       The funds used for the purchase reported herein are derived from the personal funds and working capital of the reporting persons.

ITEM 4. PURPOSE OF TRANSACTION.

       The Shares have been acquired and are being held for investment purposes. The reporting persons may acquire additional Shares of the Common Stock from time to time in the open market based on factors such as the Company's financial condition, results of operations and future prospects, the market value of the Common Stock and general economic and market conditions. Although the reporting persons have no present plan or proposal which would relate to or would result in any of the events listed below, they may in the future adopt plans or proposals relating to or resulting in one or more of such events:

       (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
       (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
       (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
       (e) Any material change in the present capitalization or dividend policy of the Company;
       (f) Any other material change in the Company's business or corporate structure;
       (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
       (h) Causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
       (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
               Section 12(g) (4) of the Securities Exchange Act; or
       (j)     Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a) As the date hereof, the reporting persons beneficially own an aggregate of 67,787 shares of Common Stock, which represents approximately 40.77% of the outstanding shares of Common Stock.
       (b) The reporting entities share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of 67,787 shares of Common Stock.
       (c)     Not Applicable
       (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the reporting persons.
       (e)     Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

        The reporting persons have orally agreed to vote their shares of Common Stock as a group.
        In addition the reporting persons have agreed that Richard
       A. Ford and Radd C. Berrett shall serve as officers and directors until that time the Company is purchased or acquired.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       (a)     Joint Acquisition Statement pursuant to Rule 13D-1
               (f) (1)






                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12, 1998

                                      __________________________
                                      Richard A. Ford

                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12, 1998

                                      ___________________________
                                      Development Investors

                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12,1998

                                      ___________________________
                                      Carmen Williams

                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12,1998

                                      ___________________________
                                      Jeannie Hildebrand




                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12, 1998

                                      ___________________________
                                      Edward Hall Jr.

                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12, 1998

                                      ___________________________
                                      Mary Ross

                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12, 1998

                                      ___________________________
                                      Terra Equity

                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Dated: October 12, 1998

                                      ___________________________
                                      Lana Hall




                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12, 1998

                                      ___________________________
                                      Billie Suter


                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12, 1998

                                      ___________________________
                                      Jones and Johnson

                              SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         October 12, 1998

                                      ___________________________
                                      Assett Transfer















                              EXHIBIT A

                      AGREEMENT FOR JOINT FILING

       By this agreement, the undersigned agree that the statement on schedule 13D being filed on or about this date, with respect to the ownership of shares of common stock of Caldera Corporation, a Florida corporation, and any subsequent amendment to such Schedule 13D filed by any of the undersigned, is being filed on behalf of each of us.

Dated: October 12, 1998

                                      ___________________________
                                      Richard A. Ford


                                      ___________________________
                                      Development Investors


                                      ___________________________
                                      Carmen Williams


                                      ___________________________
                                      Jeannie Hildebrand


                                      ___________________________
                                      Edward Hall Jr.


                                      ___________________________
                                      Mary Ross


                                      ___________________________
                                      Terra Equity


                                      ___________________________
                                      Lana Hall



                              EXHIBIT A


                                      ___________________________
                                      Billie Suter


                                      ___________________________
                                      Jones and Johnson


                                      ___________________________
                                      Assett Transfer